M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

100 Chelmsford Street

Lowell, MA 01851

March 13, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director Ruairi Regan, Staff Attorney

Re:	M/A-COM Technology Solutions Holdings, Inc. Registration Statement on Form S-1 (File No. 333-175934)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, M/A-COM Technology Solutions Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Wednesday, March 14, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jason Day, at (303) 291-2362, or Ned Prusse, at (303) 291-2374, of Perkins Coie LLP, counsel to the Company, as soon as the Registration Statement has been declared effective.

Very truly yours, M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ Charles Bland
Name: Charles Bland Title: Chief Executive Officer